January 15, 2016
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim Allegretto, Senior Assistant Chief Accountant, Office of Consumer Products

Re:	Pattern Energy Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 5, 2015
File No. 001-36087

Dear Mr. Allegretto:
Pattern Energy Group Inc. (“Pattern Energy,” the “Company,” “we,” “our,” or “us”) is in receipt of a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to us dated December 18, 2015. With respect to the Staff’s comments, please find our responses below. For ease of reference, the Staff’s comments have been reprinted below immediately prior to our response.
Form 10-K for the Fiscal Year Ended December 31, 2014
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2014 Compared to Year Ended December 31, 2013, page 75

1.
You note a $63.9 million increase in revenue and a $41.3 million increase in cost of revenue, both primarily attributable to the commencement of commercial operations at certain projects and increased production at Ocotillo, but do not separately quantify the factors identified, nor do you address to what extent existing projects other than increased production at Ocotillo contributed, either positively or negatively, to the changes and what factors primarily impacted such performance (for example, wind conditions during the year, facilities problems or other factors). Additionally, you note that an increase in operating expenses of $15.3 million in 2014 “was primarily attributable to an increase in expenses associated with being a public company and supporting and acquiring new projects,” but do not separately quantify such factors. In future filings, when you list multiple factors that contributed to year over year changes, please quantify, if possible, the impact of each factor that you discuss, including the impact of each identified project, to provide better insight into the underlying reasons behind the changes in your results. Please show us in your response the revised disclosure that you expect to make in future filings. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Securities and Exchange Commission
Pattern Energy Group Inc.
January 15, 2016

Response:
Historically, the Company has described the factors that contributed to changes in revenue, cost of revenue, and operating expenses and has listed such factors in relative order of importance; however, the Company has not specifically quantified each factor. We acknowledge your comment and in future filings when multiple factors contribute to period over period changes in revenue, cost of revenue, and operating expenses, the Company will quantify those amounts, if possible. We have provided revised sample disclosure language for revenue, cost of revenue and operating expenses below. In future filings, the Company will similarly quantify factors contributing to changes in its components of other comparative financial line items.
Revenue:
Electricity sales for the year ended December 31, 201X were $XX million compared to $XX million for the year ended December 31, 201X, an increase of $XX million. The increase in electricity sales for the year compared to the same period in 201X was primarily due to the following:
•$XX million and $XX million, due to commencement of commercial operations at both Windfarms A and B in June 201X, respectively.
The increases in electricity sales were offset by:
•$XX million unrealized loss on the current period valuation of the energy derivative due to decreases in the forward electricity price curves compared to contract prices; and
•$XX million in amortization of the power purchase agreement acquired in the XX 201X acquisition of Windfarms D and E from ABC Group and recorded as an intangible liability.
Other revenue for year ended December 31, 201X was $XX million compared to $XX million for the year ended December 31, 201X, an increase of $XX million due primarily to $XX million in revenues associated with performance of our turbines in accordance with contracted terms with turbine manufacturers.
Cost of Revenue:
Project expense for the year ended December 31, 201X was $XX million compared to $XX million for the year ended December 31, 201X, an increase of $XX million. The increase in project expense for the year compared to the same period in 201X was primarily due to the following:
•$XX million and $XX million due to commencement of commercial operations at both Windfarms A and B in June 201X, respectively.
Depreciation and accretion increased $XX million for the year ended December 31, 201X compared to the same period in 201X primarily due to the following:
•$XX million and $XX million for Windfarms A and B, respectively, which commenced commercial operations during the year; and
•$XX million for third-party acquisitions.
Operating Expenses:
General and administrative expenses for the year ended December 31, 201X were $XX million compared to $XX million for the year ended December 31, 201X, an increase of $XX million. The

Securities and Exchange Commission
Pattern Energy Group Inc.
January 15, 2016

increase in general and administrative expenses compared to the same period in 201X was due to the following:
•$XX million in costs associated with labor resources; and
•$XX million in legal and professional fees.
Critical Accounting Policies and Estimates, page 96

2.
In future filings, please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates rather than duplicating the accounting policy disclosures in the financial statement footnotes. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. If reasonably likely changes in inputs to estimates would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350. In your response, please show us what your disclosure would have looked like if these changes were made in your most recently filed Form 10-K.

Response:
The Company acknowledges your comment and in future filings will provide a more robust discussion of its critical accounting policies and estimates focusing on the assumptions and uncertainties that underlie its critical accounting estimates. The Company will provide an analysis of the impact of critical accounting estimates on its financial position and results of operations for the periods presented and include a qualitative and quantitative analysis of the sensitivity of reported results to changes in its assumptions, judgments and estimates, if material.
The Company will also ensure its critical accounting policies and estimates supplement, but do not duplicate, the description of accounting policies disclosed in the notes to the consolidated financial statements for future filings. Upon further review of the Staff's comment and in conjunction with the requirements noted in SEC Release No. 33-8350, (the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and, the impact of the estimates and assumptions on financial condition or operating performance is material), the Company respectfully advises the Staff that while the policies described in MD&A in its most recently filed Form 10-K involve some degree of management estimates and judgment, it has determined that several are not deemed to be critical accounting policies. Therefore, in response to the Staff's comment, the Company will provide disclosure on the accounting policies that management deems to be critical and continues to evaluate its accounting policies in accordance with SEC Release No. 33-8350.
Per the Staff''s request, presented below is what the disclosure would have looked like if these changes described above were made to its most recently filed Form 10-K.

Securities and Exchange Commission
Pattern Energy Group Inc.
January 15, 2016

Acquisitions
Business Combinations, Asset Acquisitions, and Equity Method Investments
When we acquire a controlling interest in an entity deemed to be a business, the purchase is accounted for using the acquisition method, and the fair value of purchase consideration is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess, if any, of the fair value of purchase consideration over the fair value of these identifiable assets and liabilities is recorded as goodwill. Conversely, the excess, if any, of the net fair value of identifiable assets and liabilities over the fair value of purchase consideration is recorded as gain. Transaction costs associated with business combinations are expensed as incurred.
When we acquire assets and liabilities that do not constitute a business, the asset acquisition is measured based on its cost, including transaction costs. The cost of the acquisition is then allocated to the individual assets acquired and liabilities assumed on a relative fair value basis. Additionally, in the case of asset acquisitions, contingent consideration is generally recognized when the contingency is resolved. No goodwill or gain is recognized in an asset acquisition. Transaction costs are capitalized as a component of the cost of assets acquired.
When we acquire a noncontrolling interest in an entity that does not meet consolidation requirements of ASC 810, Consolidations of Variable Interest Entities, the investment is initially recognized as an equity method investment at cost. Transaction costs associated with our equity method investments are capitalized as part of the investment. Additionally, if the projects in which we hold these investments recognize an impairment under the provisions of ASC 360, we would record our impairment loss and would evaluate our investment for an other than temporary decline in value under ASC 323.
Significant judgment is required in determining the acquisition date fair value of the assets acquired and liabilities assumed using either an income, market, or cost based valuation method. The valuations require management to make significant estimates and assumptions. These estimates and assumptions are inherently uncertain, and as a result, actual results may differ from estimates. Significant estimates include, but are not limited to, revenue and operating expense growth, future expected cash flows, and discount rates.
For business combinations and asset acquisitions, during the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.
The allocation of the purchase price directly affects the following items in our consolidated financial statements:
•The amount of purchase price allocated to the various tangible and intangible assets, liabilities and noncontrolling interests on our consolidated balance sheets;
•The amounts of purchase price allocated to the value of above-market and below-market power purchase agreement values are amortized to electricity sales over the remaining terms of each respective arrangement; and

Securities and Exchange Commission
Pattern Energy Group Inc.
January 15, 2016

•The period of time over which tangible and intangible assets are depreciated or amortized varies, and thus, changes in the amounts allocated to these assets will have a direct impact on our results of operations.
Noncontrolling Interests
Noncontrolling interests represent the portion of a projects' net assets, net (loss) income and comprehensive (loss) income that is not allocable to us and is calculated based on the pro rata ownership percentage, for certain projects.
For those projects where economic benefits are not allocated based on pro rata ownership percentage, we have determined that the appropriate methodology for calculating the noncontrolling interest balances that reflects the substantive economic arrangements in the operating agreements is a balance sheet approach using the hypothetical liquidation at book value (“HLBV”) method.
Under the HLBV method, the amounts reported as noncontrolling interests in the consolidated balance sheets represent the amounts third-party investors would hypothetically receive at each balance sheet reporting date under the liquidation provisions of the operating partnership agreements, assuming the net assets of our projects were liquidated at amounts determined in accordance with U.S. GAAP and distributed to the investors. Therefore, the noncontrolling interest balances in these projects are reported as a component of equity in the consolidated balance sheets.
The third-party interests in the results of operations for those projects using HLBV is determined as the difference in noncontrolling interests in the consolidated balance sheets at the start and end of each reporting period, after taking into account any capital transactions between our projects and the third- party investors.
Factors used in the HLBV calculation include U.S. GAAP income, taxable income, capital contributions and distributions, and the stipulated targeted equity investor return specified in the projects' operating agreements.
Changes in these factors could have a significant impact on the amounts that investors would receive upon a hypothetical liquidation. The use of the HLBV methodology to allocate income to the noncontrolling interest holders may create volatility in our consolidated statements of operations as the application of HLBV can drive changes in net income or loss attributable to noncontrolling interests from quarter to quarter.
Derivatives
We enter into derivative transactions primarily for the purpose of reducing exposure to fluctuations in interest rates and electricity prices. We have entered into interest rate swap agreements and have designated certain of these derivatives as cash flow hedges of expected interest payments on variable rate debt. We may also enter into interest rate caps and electricity price derivatives. Currently, our interest rate cap and energy derivative agreements do not qualify for hedge accounting.
We recognize our derivative instruments at fair value in the consolidated balance sheets, unless the derivative instruments qualify for the “normal purchase normal sale” (“NPNS”) scope exception to derivative accounting. Accounting for changes in the fair value of a derivative instrument depends on

Securities and Exchange Commission
Pattern Energy Group Inc.
January 15, 2016

whether the derivative instrument has been designated as part of a hedging relationship and on the type of hedging relationship.
For derivative instruments that are designated as cash flow hedges, the effective portion of change in fair value of the derivative is reported as a component of other comprehensive (loss) income. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged transaction affects earnings. The ineffective portion of change, if any, in fair value is recorded as a component of net (loss) income on the consolidated statements of operations. The change in fair value for undesignated derivative instruments is reported as a component of net (loss) income on the consolidated statements of operations. Certain of our electricity price instruments qualify for the NPNS scope exception and therefore are not accounted for as derivatives.
Energy prices are subject to wide swings as supply and demand are impacted by, among many other unpredictable items, weather, market liquidity, generating facility availability, customer usage, storage, and transmission and transportation constraints. Interest rate risk exists primarily on variable-rate debt for which the cash flows vary based upon movement in market prices. We do not hedge all of our commodity price and interest rate risks, thereby exposing the unhedged portion to changes in market prices.
Market price quotations for certain electricity and natural gas trading hubs are not as readily obtainable due to the length of the contract. Given that limited market data exists for these contracts, as well as for those contracts that are not actively traded, we use forward price curves derived from third-party models based on perceived pricing relationships to major trading hubs that are based on unobservable inputs. The estimated fair value of these derivative contracts is a function of underlying forward energy prices, interest rates, related volatility, counterparty creditworthiness, and duration of contracts. The assumptions used in the valuation models are critical and any changes in assumptions could have a significant impact on the estimated fair value of the contracts.
Item 15. Exhibits and Financial Statement Schedules
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Noncontrolling Interests, page F-11

3.
Please tell us whether any inception date gains or losses were incurred for any of the non-controlling interests in the Gulf Wind, Panhandle 1 or Panhandle 2 projects for any period covered by the financial statements. If so, please show us how such gains or losses were computed and allocated. Please also explain in detail your basis for the methodology of allocating gains/losses. An example of the computation may be helpful to our understanding.

Response:
The Company incurred no inception date gains or losses for noncontrolling interests related to Gulf Wind, Panhandle 1 or Panhandle 2 because the amounts invested by the tax-equity investors approximated the fair values of the interests acquired. Post inception earnings or losses are allocated to noncontrolling interests using the hypothetical liquidation at book value (“HLBV”) method.

Securities and Exchange Commission
Pattern Energy Group Inc.
January 15, 2016

4.
Please explain to us how you are accounting for the possible recapture of any beneficial tax attributes that are allocable to the tax equity interests. Please also explain whether any effect is given to the possible refund of U.S. Treasury grants. Please be detailed in your explanation.

Response:
There are no noncontrolling tax equity interests in any of our projects that have been allocated U.S. Treasury grant related attributes.
There is potential recapture of allocable Production Tax Credits (PTCs) or Modified Accelerated Cost Recovery System (MACRS) depreciation deductions to noncontrolling interests for some of our projects in connection with certain events such as sales of electricity to related parties, transfers of interests to ineligible parties, or breach of representations made, or performance obligations owed, to such noncontrolling interests, including in respect of the project’s eligibility for PTCs. The Company has determined, and continues to believe, the probability of such events is remote. As a result, the Company has not recorded a liability or reserve associated with potential recapture of beneficial tax attributes.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-16

5.
Please revise future filings to disclose revenues from external customers for each product or each group of similar products as required by ASC 280-10-50-40. In this regard, we note you generate and sell renewable energy credits in addition to electricity.

Response:
The Company acknowledges your comment to disclose in future filings revenues from external customers for each product or each group of similar products as required by ASC 280-10-50-40. The Company respectfully advises that it is in compliance with ASC 280-10-50-40. The Company sells the electricity it generates primarily under the terms of power sales agreements. Under many of these agreements, an aggregated contract price covers the delivery of both energy and renewable energy credits for which the separate value of each is not readily determinable. At other projects, a portion of the energy produced and a portion or all of the renewable energy credits are sold in either the spot market or through short-term trades. Because the energy and energy related attributes have similar economic characteristics, are contractually similar and are marketed to similar external customers, the Company has historically disclosed its revenues from external customers for each product or each group of similar products as required by ASC 280-10-50-40. In order to clarify that the revenue recognized from its energy products are of a similar nature, the Company will prospectively revise the first two paragraphs of its revenue recognition accounting policy as follows:
The Company sells electricity and related renewable energy credits under the terms of power sales agreements ("PSAs") or at market prices. Revenue is recognized based upon the amount of electricity delivered at rates specified under the contracts, assuming all other revenue recognition criteria are met. When renewable energy credits are sold as a separate component, revenue is recognized at the time title to the energy credits is transferred to the buyer. Under PSAs, the Company determines whether they are in substance leases or derivatives and, if applicable, recognizes revenue pursuant to ASC 840 Leases or ASC 815 Derivatives and Hedging, respectively.

Securities and Exchange Commission
Pattern Energy Group Inc.
January 15, 2016

3. Acquisitions
El Arrayán Acquisition, page F-19

6.
We note you increased your ownership in El Arrayán to 70% as a result of the transaction discussed on page F-19, and your disclosure on page F-20 that you remeasured the project’s remaining noncontrolling interest at fair value. It appears that the remeasured value of the noncontrolling interest of $35,259 thousand represents approximately 30% of the “Total consideration” listed on page F-19 of $117,536 thousand, consistent with the percentage ownership of the noncontrolling interest. Please tell us in detail how you determined the fair value of the remaining noncontrolling interest and whether your determination of the fair value of the non-controlling interest took a discount for lack of control into consideration. Refer to ASC 805-20-30-7 and -8.

Response:
The Company acknowledges your comment and notes that El Arrayán was a stepped acquisition by the Company of only a single asset (wind farm) with a 30% noncontrolling investor whose investment risk profile and objectives is similar to the Company's and for which the partners share in the overall economics pro rata to their ownership percentages. This arrangement was not a tax equity "flip structure" with disproportionate allocations of benefits. Therefore, there are no disproportionate allocations, cash distributions or rights amongst the partners. All significant commercial agreements (e.g. power purchase arrangements, credit agreements) had been previously negotiated and were in place, and there was little scope for the Company to influence El Arrayán’s operations as a result of the acquisition that would result in favorable cash flows being allocated to the Company rather than the noncontrolling investor. As a result, based on these facts, the Company did not believe it received any significant additional synergistic benefits or rights that resulted from obtaining additional control over El Arrayán, nor was there an applicable discount to the noncontrolling investors.
In making this conclusion, the Company noted that a control premium represents the amount paid by a new controlling shareholder for the benefits resulting from synergies and other potential benefits derived from controlling the acquired company. However, a control premium, or a noncontrolling interest discount, should not be automatically applied without consideration of the relevant factors (e.g., synergies, number of possible market-participant acquirers, etc.). The elements of control derived can be categorized as (1) benefits derived from potential synergies that result from combining the acquirer’s assets with the acquiree’s assets and (2) the acquirer’s ability to significantly influence the acquiree’s operating, financial, or corporate governance characteristics.
Therefore, the measurement of the fair value of the remaining noncontrolling interest of $35,259 thousand was measured based upon their proportionate ownership percentage of total consideration (30% of $117,536 thousand).
Panhandle 1 Acquisition, page F-20

7.
In several instances, such as pages F-20 and F-21, you make reference to a percentage ownership in initial distributable cash flows of a project. Please tell us, preferably with a comprehensive example, how the percentage of distributable cash flow ratios are computed and whether and how they could change over the life of an agreement or project. Unless you believe this is an industry understood metric, please revise future filings to define initial distributable cash flows and describe the circumstances under which this could change.

Securities and Exchange Commission
Pattern Energy Group Inc.
January 15, 2016

Response:
The percentage of initial distributable cash flow ratios as disclosed for Panhandle 1 in the acquisition footnote are based upon, and explicitly specified in, the operating agreement for Panhandle 1. The allocation of the distributable cash flows can change over the life of the agreement depending upon when the “flip point” (a commonly understood renewable energy industry metric) is achieved for the Class A members as disclosed in the Company's Form 10-K for the year ended December 31, 2014, within Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, on page 94, as excerpted below.
Beginning with the Company's Form 10-K for the fiscal year ended December 31, 2015, the Company will enhance its existing Acquisitions footnote disclosures to discuss distributable cash flow allocations within the operating agreements of its members. An example of the proposed disclosure for the Panhandle 1 Acquisition follows:
Allocation of Distributions
In accordance with the terms of the operating agreement of Panhandle Wind, prior to the earlier of the flip point (the point at which the Class A Members have realized a specified internal rate of return) or June 29, 2023, the Class A Members shall receive approximately 21% of all distributions from Panhandle Wind. After the flip point, the Class A Members will receive 5% of the distributions, but not less than the amount that will offset certain Class A Member tax liabilities. In each case, the Class B Members will receive the remainder of all distributable cash. Distributions related to the sale of renewable energy credits (RECs) are made primarily to the Class B Members.
Allocation of Tax Items
Prior to the flip point, Panhandle Wind's tax items consisting of income, gain, loss and deductions, or the “Tax Items,” are allocated as follows: prior to the flip point, 99% of the Tax Items are allocated to the Class A Members and 1% to the Class B Members. After the flip point, the Class A Members receive 5% of the Tax Items and the balance will be received by the Class B Members. Tax Items related to the sale of RECs are allocated primarily to the Class B Member.

8.
Please tell us why “the initial balance of the other investors’ noncontrolling interests” was used as fair value as opposed to an explicit valuation of other investors’ noncontrolling interest using inputs. In this regard, please revise future filings to disclose the significant inputs used to measure the fair value of the noncontrolling interest as required by ASC 805-20-50-1(e)(2). Please show us what your disclosure will look like in your response.

Response:
The Company believes the initial balance contributed to Panhandle 1 by the tax equity investors was a reasonable representation of the fair value of the noncontrolling interest, as the closing of the tax equity investment occurred in an arm’s length transaction simultaneously with the closing of the Panhandle 1 acquisition by the Company. The noncontrolling interest ("tax equity investor") invests in these flip structures based upon an expectation of cash flows and tax benefits to achieve a target rate of return in accordance with the terms of the membership agreements. These agreements specify the allocations and distributions which were negotiated in an arms length transaction.

Securities and Exchange Commission
Pattern Energy Group Inc.
January 15, 2016

ASC 820-10-35-2 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Since the closing of these two events occurred simultaneously, the Company considered the price paid by the noncontrolling investors (an entry price) to be a clear indication of what a market participant would pay and a reasonable measurement of fair value (an exit price) of the noncontrolling interest at initial recognition. In situations where tax equity closes at a substantially different point in time, management performs a valuation of the other investors’ noncontrolling interest using inputs in accordance with ASC 805-20-50-1(e)(2).
Beginning with the Form 10-K for the fiscal year ended December 31, 2015, the Company will enhance its existing Acquisitions footnote disclosures to discuss the basis of the noncontrolling interest fair values where applicable. An example of the proposed disclosure for the Panhandle 1 Acquisition follows:
Panhandle 1 Acquisition
The Company acquired the assets and operating contracts for Panhandle 1, including assumed liabilities. The identifiable assets acquired and liabilities assumed were recorded at their fair values, which corresponded to the sum of the cash purchase price and the initial balance of the other investors’ noncontrolling interests. Since the closing of the tax equity event occurred simultaneously with the acquisition, the Company considered the price paid by the noncontrolling investors (an entry price) to be a clear indication of what a market participant would pay and a reasonable approximation of the initial fair value of the noncontrolling interest.
10. Derivative Instruments, page F-30

9.
In your tabular derivative disclosures on page F-30 you disclose quantities of certain types of derivative instruments along with a related total current and non-current derivative asset or liability. ASC 815-10-50-4B(a) requires the disclosure of the fair value of derivative instruments on a gross basis even if those instruments qualify for net presentation in the statement of financial position. Please tell us whether the current and non-current derivative assets and liabilities for each derivative are disclosed on a net or gross basis.

Response:
In the Company's Form 10-K for the fiscal year ended December 31, 2014, the current and non-current derivative assets and liabilities were disclosed on a gross basis.

10.	Please revise future filings to disclose your accounting policy to offset or not offset in accordance with ASC 815-10-50-7.
Response:
The Company acknowledges your comment to revise future filings to disclose its derivative accounting policy in accordance with ASC 815-10-50-7. Beginning with its Form 10-K for the fiscal year ended December 31, 2015, the Company will enhance its existing derivative accounting policy disclosure to state that the Company presents all current and non-current derivative instruments on a gross basis.

Securities and Exchange Commission
Pattern Energy Group Inc.
January 15, 2016

Gulf Wind, page F-31

11.
You disclose that your energy price swap fixes the price of approximately 58% of Gulf Wind’s electricity generation through April 2019. Please explain to us the mechanism contained in the swap contract that fixes the price for 58% of variable electricity production, what the identified notional is and how you determined it fixes the price for a variable production. ASC 815-10-50-1A(d) requires disclosure of information that would enable users of financial statements to understand the volume of activity in derivative instruments. Please tell us how your disclosure satisfies this requirement.

Response:
The energy derivative instrument reduces exposure to changes in variable electricity prices over the life of the arrangement. The parties to the arrangement agreed to fix the price for a predetermined volume of production (the notional volume) over the life of the swap contract by locking in a fixed price per MWh. The notional volume agreed to by the parties, which is 504,220 MWh per year, represents approximately 58% of the expected annual production at Gulf Wind.
To enhance the Company's disclosure of the Gulf Wind energy derivative, beginning with the Form 10-K for the fiscal year ended December 31, 2015, the Company will revise the description of its energy derivative within the Derivative Instruments footnote as follows:
In 2010, Gulf Wind acquired an energy derivative instrument to manage its exposure to variable electricity prices over the life of the arrangement. The energy price swap fixes the price for a predetermined volume of production (the notional volume) over the life of the swap contract, through April 2019, by locking in a fixed price per MWh. The notional volume agreed to by the parties is 504,220 MWh per year. The energy derivative instrument is a derivative but does not meet the criteria required to adopt hedge accounting. The changes in fair value are recorded in electricity sales in the consolidated statements of operations.
Also, beginning with its Form 10-K for the fiscal year ended December 31, 2015, the Company will enhance its disclosure to include the notional amount of the underlying derivative in tabular format to satisfy the disclosure requirement for the volume of derivative activity. An example of the tabular disclosure to be included in future periods is included below:
The following table summarizes the notional amounts of the Company’s outstanding derivative instruments:

	Unit of Measure	December 31, 2015	December 31, 2014
Undesignated Derivative Instruments
Energy derivative	MWh	XX	XX
12. Fair Value Measurements, page F-32

12.
As you have recurring fair value measurements categorized within level 3 of the fair value hierarchy, please tell us how you have complied with the requirements of ASC 820-10-50-2(f), including how you decide your valuation policies and procedures and analyze changes in fair value measurements from period to period. Refer also to ASC 820-10-55-105.

Securities and Exchange Commission
Pattern Energy Group Inc.
January 15, 2016

Response:
The Company acknowledges your comment related to ASC 820-10-50-2(f) and ASC 820-10-55-105. Beginning with its Form 10-K for the year ended December 31, 2015, the Company will disclose its valuation policies and procedures and how it analyzes changes in fair value measurements from period to period, in relation to its recurring fair value measurements categorized within level 3. An example of the disclosure to be included in future periods is provided below:
The fair value of the energy derivative instrument is determined based on a third-party valuation model. The methodology and inputs are evaluated by management for consistency and reasonableness by comparing inputs used by the third-party valuation provider to another third-party pricing service for identical or similar instruments and also agreeing inputs used in the third-party valuation model to the derivative contract for accuracy. Any significant changes are further evaluated for reasonableness by obtaining additional documentation from the third-party valuation provider.
Level 3 Inputs, page F-33

13.
We note your narrative description of the sensitivity of your energy derivative instrument to changes in unobservable inputs on page F-34. Please tell us how you have complied with the requirement of ASC 820-10-50-2(bbb) to disclose quantitative information about the significant unobservable inputs used in the measurement. Refer also to ASC 820-10-55-103.

Response:
The Company acknowledges your comment related to ASC 820-10-50-2(bbb). Beginning with its Form 10-K for the year ended December 31, 2015, the Company will disclose the quantitative information about the significant unobservable inputs within the Notes to the Consolidated Financial Statements used in the fair value measurement. An example of the disclosure to be included in future periods is provided below:
The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements were as follows:

As of December 31, 2015	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Inputs	Range
Energy Derivative	$ XX	Discounted Cash Flow	Forward electricity prices	$ XX - XX (1)
			Discount rate	XX% - XX%
(1) Represents price per MWh

Securities and Exchange Commission
Pattern Energy Group Inc.
January 15, 2016

Form 10-Q for the Quarterly Period Ended September 30, 2015
Item 1. Financial Statements
Notes to Consolidated Financial Statements (unaudited)
2. Summary of Significant Accounting Policies
Change in Depreciable Lives of Property, Plant and Equipment, page 13

14.
We note your change in the estimated economic useful lives of certain wind farms based on a periodic review. Please tell us the reasons for the change including the facts and circumstances that changed from your pre-2012 useful lives determination, as well as how and when this information became available. Please explain any technological or other advances in post-2011 constructed wind farms.

Response:
The Company acknowledges your comment and provides the following facts and circumstances that support the change from the pre-2012 estimated economic useful lives determination for certain wind farms of 20 years to 25 years effective January 1, 2015 in accordance with periodic reviews of the Company's fixed assets.
At the time of the initial public offering in October 2013, the Company acquired its first eight wind farms from Pattern Development and adopted a 20 year estimated economic useful life for these wind farms. The estimated economic useful life of these wind farms was supported by an independent engineering study on wind turbine certifications that specified a 20 year design life and was also supported by existing industry design standards.
In connection with design and construction of the Panhandle 2 wind farm (“PAN2”), management commissioned a technical due diligence report from an independent engineering consulting firm. Among other details, the report described the requirements to establish a 25 year estimated economic life including factors such as fatigue loading and maintenance plans. Based in part on information received from the third party specialist, and in connection with placing PAN2 into service in November 2014, management underwent a re-evaluation of the expected useful life of all of its previously commissioned wind farms and confirmed that all of its projects that began construction after 2011 met such criteria. Management completed its evaluation in the first quarter of 2015, and, as a result, concluded that the estimated useful lives of six of the company’s in-service and under construction wind farms in addition to PAN2 should be extended to 25 years and reflected as a change in accounting estimate in the first quarter of 2015.
# # #

Securities and Exchange Commission
Pattern Energy Group Inc.
January 15, 2016

In connection with this response, we acknowledge that:

•	Pattern Energy is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to Pattern Energy’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings with the Commission; and

•	Pattern Energy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (415) 283-4063 if you or other members of the Staff have questions regarding Pattern Energy’s response.

Very truly yours,

PATTERN ENERGY GROUP INC.

By:	/s/ Michael J. Lyon
Name:	Michael J. Lyon
Title:	Chief Financial Officer

cc:	Mara Ransom, Securities and Exchange Commission
Courtney Haseley, Securities and Exchange Commission
Michael M. Garland, President and Chief Executive Officer